Exhibit 99.1

NEWS RELEASE

STRATASYS ANNOUNCES 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MINNEAPOLIS & REHOVOT, Israel, October 19, 2020— Stratasys Ltd. (NASDAQ: SSYS) (“Stratasys” or the “Company”) today announced that it will hold its 2020 Annual General Meeting of Shareholders (the “Meeting”) on Monday, November 30, 2020, at 5:00 p.m. Israel time, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel. The record date for shareholders entitled to vote at the Meeting is Wednesday, October 21, 2020.

The agenda for the Meeting is as follows:

1.	Re-election of each of Messrs. Zeev Holtzman, John J. McEleney, Dov Ofer, David Reis and Yair Seroussi, and Mses. Ziva Patir and Adina Shorr, and initial election of Mr. Michael Schoellhorn, together constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

2.	Approval of the continuation of the payment of the current annual compensation packages (consisting of annual cash fees for Board and committee service, annual option grants and per meeting cash fees) to the non-employee directors of the Company in respect of their directorship services on the Company's Board of Directors (the “Board”).

3.	Approval of compensation for the Company’s new Chairman of the Board, Dov Ofer.

4.	Approval of an increase by 500,000 in the number of ordinary shares available for issuance under the Company’s 2012 Omnibus Equity Incentive Plan.

5.	Approval of an amendment to the Company’s Compensation Policy for Executive Officers and Directors that amends the maximum coverage levels under the Company’s director and officer liability, or D&O, insurance policies and requires that premiums and deductibles paid by the Company under its D&O insurance policies be consistent with market terms and not material to the Company.

6.	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2020 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

Stratasys’ Board unanimously recommends that Stratasys’ shareholders vote in favor of each of the above proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals. The approval of Proposal 5 is also subject to satisfaction of one of the following additional voting requirements:

●	the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Israeli Companies Law, 5759-1999 (the “Companies Law”), as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of the Company under the Companies Law.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of Stratasys for the annual period ended December 31, 2019 will be presented to, and considered by, Stratasys’ shareholders. The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Whether or not you attend the Meeting, your vote is important. Accordingly, you are asked to participate and vote regardless of the number of ordinary shares you own.

Additional Information and Where to Find It

In connection with the Meeting, Stratasys will send to its shareholders a proxy statement describing in detail the proposals to be addressed at the Meeting and providing additional logistical information related to the Meeting, the procedure for voting by proxy, and various other information related to the Meeting, along with a proxy card or voting instruction form enabling Stratasys' shareholders to indicate their vote on each matter or instruct their brokers or other nominees how to vote on each matter (as applicable). The Company will also furnish copies of the proxy statement and a related proxy card to the Securities and Exchange Commission (the “SEC”) in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com, or by directing such request to the Company’s Vice President of Investor Relations, Yonah Lloyd, at the email address provided below. This press release is also available on the Stratasys website at www.Stratasys.com.

In order to vote, if you are a record shareholder or a street holder (i.e., you hold your shares through a bank, broker or other nominee) and receive a physical proxy card or voting instruction form, respectively, you may complete and sign it and send it in to Broadridge, our agent for tallying the votes for the Meeting, in the envelope to be enclosed, Whether you are a record shareholder or a street holder, you may also vote or provide voting instructions to your bank, broker or nominee online (at www.proxyvote.com) or via telephone, In all such cases, your vote must be received by 11:59 p.m., Eastern time, on Sunday, November 22, 2020. If you are a record shareholder and send in your proxy card directly to our registered Israeli office, it must be received at least four hours prior to the appointed time for the Meeting (i.e., 1:00 p.m., Israel time, on Monday, November 30, 2020).

Israeli legal regulations presently limit public gatherings as a result of the COVID-19 (coronavirus) pandemic. The Company furthermore desires to reduce the risk of further spreading of the virus, and to safeguard the well-being of shareholders, board and Company representatives at the Meeting.

Consequently, the Company strongly encourages shareholders to mail in their proxy cards or voting instruction forms in lieu of attending the Meeting in person. If a shareholder who holds ordinary shares as of the record date for the Meeting (October 21, 2020) nevertheless desires to attend the Meeting, he, she or it must inform the Company in advance. Any such shareholder must contact the VP, Head of Legal, Ms. Vered Ben-Jacob — email (Vered.BenJacob@stratasys.com) or telephone (+972-74-745-4300) — on or prior to 6:00 p.m., Israel time (11 a.m. Eastern time), on Monday, November 23, 2020. If you contact the Company via email, if you are a record shareholder, please provide the name under which your shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please attach to your email the required proof of ownership to be described in the proxy statement for the Meeting, namely: a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting. You will be required to provide similar documentation if you contact the Company’s VP, Head of Legal via telephone.

Based on the number of responses that the Company receives from shareholders interested in attending the Meeting, the Company will determine whether it is possible to allow those shareholders to attend physically in person in compliance with the Israeli coronavirus regulations (which may continue to evolve from time to time prior to the Meeting date). The Company will respond to the relevant shareholders by the following day (Tuesday, November 24, 2020) in order to provide to them logistical information as to how they will be able to attend the Meeting.

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s Israeli offices, 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel, Attention: VP, Head of Legal, Ms. Vered Ben-Jacob, email: Vered.BenJacob@stratasys.com, no later than October 26, 2020. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than November 2, 2020, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

About Stratasys Ltd.

Stratasys (Nasdaq: SSYS) is a global leader in additive manufacturing or 3D printing technology and is the manufacturer of FDM®, PolyJet™, and stereolithography 3D printers. The company’s technologies are used to create prototypes, manufacturing tools, and production parts for industries, including aerospace, automotive, healthcare, consumer products and education. For more than 30 years, Stratasys products have helped manufacturers reduce product-development time, cost, and time-to-market, as well as reduce or eliminate tooling costs and improve product quality. The Stratasys 3D printing ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company's websites, to share material, non-public information pursuant to the SEC's Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Stratasys Investor Relations
Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Released October 19, 2020

3